SO 3/8/04

04004412

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 26 2004 WASH. D.C. PROCESSING SECTION

SEC FILE NUMBER
8- 52202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brittany Capital Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Avenue 24th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Mendez 212-364-8751
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond Mendez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brittany Capital Group, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Raymond Mendez
Signature

Chief Financial Officer
Title

Notary Public 02/4/04

Carmen C. Moore
Notary Public-State Of New York
No. 01m06069913
My Commission Expires
February 19, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Intrnal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brittany Capital Group, Inc.
712 Fifth Avenue, 24th Floor
New York, NY 10019
(212) 364-8751

* * * * * * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

* * * * * * * * * * * * * * * * * * *

BRITTANY CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 46,775
Fee receivable	12,500
Other assets	10,718
	$ 69,993

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 16,849
Stockholders' equity:	
Common stock, no par value; 200 shares authorized, 126 shares issued and outstanding	38,500
Additional paid-in capital	3,000
Retained earnings	31,619
	73,119
Less: Treasury stock at cost, 17 shares	(19,975)
	53,144
	$ 69,993

The accompanying notes are an integral part of this financial statement.

BRITTANY CAPITAL GROUP, INC.

NOTES TO FINANCIAL STATEMENT

1. GENERAL:

Brittany Capital Group, Inc. (the "Company") is a registered broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company became a registered broker-dealer on April 4, 2000. Prior to registration the Company was active in financial consulting and worked in conjunction with another broker-dealer.

The Company works with private equity firms, assisting them in raising capital from institutional investors. In addition, the Company provides corporate finance advisory services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents:

The Company considers all highly liquid investments with maturities of less than three months when purchased to be cash equivalents.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. COST SHARING AGREEMENT:

The Company has entered into a cost sharing agreement whereby facilities, equipment and office services are provided for a monthly fee of $7,000. The cost sharing agreement commenced February 15, 2002, for a period of 6 months. The agreement calls for extension periods to continue monthly, unless either party cancels, until November 1, 2004.

4. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital to the greater of $5,000, or 1/15 of aggregate indebtedness as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2003, the Company had net capital, as defined, of $29,926 which exceeded its required minimum net capital of $5,000 by $24,926. Aggregate indebtedness at December 31, 2003 was $16,849. The ratio of aggregate indebtedness to net capital was 0.56 to 1.

5. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

The Company transacts its business with customers located worldwide.

The Company transacted business with three clients during the year ended December 31, 2003.

6. PROFIT SHARING PLAN:

The Company has established a profit sharing plan which covers all employees. Employees are immediately vested. No contributions were made during the year ended December 31, 2003.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2003 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Brittany Capital Group, Inc.

We have audited the accompanying statement of financial condition of Brittany Capital Group, Inc. as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brittany Capital Group, Inc. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
January 22, 2004